ANNUAL INFORMATION FORM

For the Fiscal Year Ended December 31, 2015

DATED:  March 24, 2016

CORPORATE OFFICE	MANAGEMENT HEAD OFFICE

Suite 650, 200 Burrard Street	Piso 5, Av. Jorge Chávez #154
Vancouver, BC V6C 3L6, Canada	Miraflores, Lima, Peru
Tel: 604.484.4085	Tel: 511.616.6060, ext. 2
Fax: 604.484.4029

TABLE OF CONTENTS

PRELIMINARY NOTES	1
Cautionary Statement – Forward Looking Statements	1
Cautionary Note to U.S. Investors	2
Documents Incorporated by Reference	4
Date of Information	4
Currency	4

CORPORATE STRUCTURE	4
Name, Address and Incorporation	4
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE BUSINESS	5
Three-Year History and Recent Developments	5

DESCRIPTION OF THE BUSINESS	10
General	10
Risk Factors	11
Material Mineral Properties	17
Caylloma Mine, Peru	17
San Jose Mine, Mexico	19

DIVIDENDS	23

DESCRIPTION OF CAPITAL STRUCTURE	23

MARKET FOR SECURITIES	23
Trading Price and Volume	23

DIRECTORS AND EXECUTIVE OFFICERS	24
Name, Occupation and Shareholding	24
Cease Trade Orders or Bankruptcies	25
Penalties or Sanctions	26
Conflicts of Interest	26

AUDIT COMMITTEE	26

LEGAL PROCEEDINGS	28

TRANSFER AGENT AND REGISTRAR	28

MATERIAL CONTRACTS	28

INTERESTS OF EXPERTS	28
Names of Experts	28
Interests of Experts	28

ADDITIONAL INFORMATION	29

Audit Committee Charter	Schedule “A”

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PRELIMINARY NOTES

Cautionary Statement – Forward-Looking Statements

Certain statements contained in this Annual Information Form (“AIF”) and any documents incorporated by reference into this AIF constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”).  All statements included herein, other than statements of historical fact, are forward-looking statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  The forward-looking statements in this AIF include, without limitation, statements relating to:

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•

timing of the completion of construction activities at the Company’s properties and their completion on budget;

•

production rates at the Company’s properties;

•

cash cost estimates;

•

timing for delivery of materials and equipment for the Company’s properties;

•

the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•

the Company’s planned processing and estimated major investments for mine development, plant expansion, filter facility and dry-stack tailings deposit project, and brownfields exploration at the San Jose property during 2016;

•

the Company’s planned processing and estimated major investments for mine development, plant optimization and brownfields exploration at the Caylloma property during 2016;

•

maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

•

expiry dates of bank letters of guarantee;

•

estimated mine closure costs; and

•

management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these forward-looking statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the forward-looking statements. Such uncertainties and factors include, among others:

•

uncertainty of mineral resource and reserve estimates;

•

risks associated with mineral exploration and project development;

•

operational risks associated with mining and mineral processing;

•

uncertainty relating to concentrate treatment charges and transportation costs;

•

uncertainty relating to capital and operating costs, production schedules, and economic returns;

•

uncertainties relating to general economic conditions;

•

competition;

•

substantial reliance on the Caylloma and San Jose mines for revenues;

•

risks related to the integration of businesses and assets acquired by the Company;

•

potential legal proceedings;

•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

•

fluctuations in metal prices;

•

risks associated with entering into commodity forward and option contracts for base metals production;

•

environmental matters including potential liability claims;

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•

reliance on key personnel;

•

potential conflicts of interest involving the Company’s directors and officers;

•

property title matters;

•

dilution from further equity financing;

•

uncertainty of future dividends;

•

currency exchange rate fluctuations;

•

adequacy of insurance coverage;

•

sufficiency of  monies allotted for land reclamation; and

•

uncertainty relating to the enforcement of U.S. judgments against the Company;

as well as those factors referred to in the “Risk Factors” section in this AIF.

Forward-looking Statements contained in this AIF are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•

all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;

•

there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;

•

permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;

•

expected trends and specific assumptions regarding metal prices and currency exchange rates;

•

prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;

•

production forecasts meeting expectations; and

•

the accuracy of the Company’s current mineral resource and reserve estimates.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this AIF. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), which is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  The terms “mineral resource,” “measured resource,” “indicated resource” and “inferred resource” used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resources and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003.  These terms, however, are not recognized by SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (the “SEC”).  In particular, the term “resource” does not equate to the term “reserve”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally

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mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC.

Accordingly, information contained in this AIF containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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Documents Incorporated by Reference

The information provided in this AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF.  These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Fortuna Silver Mines Inc. (referred to herein as the “Company” or “Fortuna”).  The documents listed below are not contained within or attached to this document.  The documents may be accessed on SEDAR at www.sedar.com under the Company’s profile, Fortuna Silver Mines Inc.:

Document	Effective Date / Period Ended	Date Filed on SEDAR website	Document Category on the SEDAR website
Management Information Circular	May 4, 2015	May 12, 2015	Management Proxy / Information Circular - English
Technical Report, Caylloma Property, Peru	March 22, 2013	March 26, and April 15, 2013	Technical Report(s)
Technical Report, San Jose Property, Mexico	November 22, 2013	November 29, 2013	Technical Report(s)

Date of Information

This AIF is dated March 24, 2016.  Except as otherwise indicated, the information contained herein is as at December 31, 2015, being the date of the Company’s most recently completed financial year end.

Currency

Unless otherwise noted, all references to “$” in this AIF refer to United States dollars.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 4, 1990 pursuant to the Company Act (British Columbia) under the name Jopec Resources Ltd. and subsequently transitioned under the Business Corporations Act (British Columbia).  On February 3, 1999, the Company changed its name to Fortuna Ventures Inc. and on June 28, 2005 to Fortuna Silver Mines Inc.

The management head office of the Company is located at Piso 5, Av. Jorge Chávez #154, Miraflores, Lima, Peru.  The corporate head and registered office of the Company is located at 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6.

Intercorporate Relationships

The Company carries on a significant portion of its business through a number of 100%-owned subsidiaries, held either directly or indirectly, as follows:

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Fortuna Silver Mines Inc.
[British Columbia]
Fortuna Silver Barbados Inc.
[Barbados]
Continuum Resources Ltd.
[British Columbia]
Minera Bateas S.A.C.
[Peru]
Cavlloma Mine
Fortuna Silver Mines Perú S.A.C.
[Peru]
24%
76%
Compania Minera Cuzcatlan S.A. de C.V.
[Mexico]
San Jose Mine
99.998%
0.002%
Fortuna Silver Mexico, S.A. de C.V.
[Mexico]

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History and Recent Developments

San Jose Mine, Mexico

Located in the state of Oaxaca in southern Mexico, the 100% owned San Jose property covers a high-grade silver-gold bearing epithermal vein system.

Commercial production of the San Jose mine commenced on September 1, 2011 at an initial rate of 1,000 tpd.  In 2012, San Jose completed its first full year of operation, producing 1,949,178 ounces of silver and 17,918 ounces of gold.  In 2013, the Company produced at San Jose 2.5 million ounces of silver and 19,031 ounces of gold, an increase over 2012 of 30% and 6%, respectively.  The increased production resulted from the ramp-up to 1,800 tpd in the fourth quarter of 2013.

Cash cost per tonne of processed ore at San Jose for 2013 was $71.41, a decrease of 4% from 2012 and 3% higher than forecast.  The decrease resulted mainly from the ramp-up of production to 1,800 tpd in the fourth quarter of 2013.  Cash cost per payable ounce of silver for 2013 was $6.53, net of by-product credits, compared to $3.76 in the prior year, mainly due to lower gold credits related to lower gold prices.

In 2014, the Company produced at San Jose 4.4 million ounces of silver and 33,496 ounces of gold, an increase over 2013 of 74% and 76%, respectively.  The increases are the result of higher throughput of 48% and of higher head grade for silver and gold of 16% and 18%, respectively.  The San Jose mine and processing plant were expanded to 2,000 tpd in April 2014.  Compared to guidance for the year, silver and gold production were 10% and 9% higher, respectively.

Cash cost per tonne of processed ore at San Jose for 2014 was $62.99/t, or 12% below the cost in the prior year due mainly to higher throughput, a 4% devaluation of the peso, and lower mining cost related to support and preparation, and below the annual guidance of $67.10/t.  All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $12.07 for 2014, below the annual guidance of $14.43.

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Capital expenditures at San Jose were $29.0 million in 2014, in line with forecast.  Main capital projects for 2014 included $12.3 million for tailings dam expansion and evaporation control, $6.0 million for brownfields exploration, and $4.8 million for mine development.

In 2015, the Company produced at San Jose 4.9 million ounces of silver and 38,526 ounces of gold, an increase over 2014 of 12% and 15%, respectively.  The increase in metal production is the result of 6% higher throughput; 4% and 6% higher head grades for silver and gold, respectively; and 2% higher metallurgical recovery for both silver and gold.  Annual average head grades for silver and gold were 234 g/t and 1.83 g/t or 9 percent and 10 percent above plan.

Cash cost per tonne of processed ore at San Jose for 2015 was $58.83/t, or 7% below the cost in the prior year and 6% below the annual guidance of $62.70/t.  The devaluation of the Mexican peso throughout the year had a positive effect of $4.43/t on costs.  Excluding this effect, cash cost was 1% above 2014.  All-in sustaining cash cost per payable ounce of silver, net of by-product credits for 2015, was $12.86 or 21% below the annual guidance of $16.27/oz, as a result of lower unit costs and lower sustaining capital expenditures.

During 2016, the Company plans to process at San Jose 875,000 tonnes of ore averaging 230 g/t Ag and 1.65 g/t Au.  Capital investments for 2016 are estimated to be $46 million.  Of this amount, the major investments are anticipated to include $21.9 million for 3,000 tpd mill expansion; $4.5 million for dry stack tailings deposit (of which $1.0 million is related to the mill expansion), $7.0 million for mine development; and $8.2 million for brownfields exploration.

The budget for the 2016 brownfields exploration program at the San Jose mine includes 22,000 meters of diamond drilling and the development of a 1,500 meter underground exploration drift that will allow better access to test the northern extension of the Trinidad North vein system.  Exploration drilling is in progress at the Trinidad Central zone in the San Jose Mine and at La Noria/San Antonio vein system, a parallel vein system located two kilometers to the west of the San Jose Mine area.

Caylloma Mine, Peru

The Company owns a 100% interest in the Caylloma mine and related mining concessions located in southern Peru.

In 2013, the Company produced at Caylloma 2.1 million ounces of silver and 2,212 ounces of gold. Silver production was 3% higher year over year in spite of 2% lower head grades, mainly due to improved metallurgical recoveries of 82% versus 77% the previous year.  Higher zinc head grades and recovery resulted in a 13% year over year increase in zinc production, while 4% lower lead head grade, offset by 4% higher recovery resulted in a 1% year over year reduction in lead production.

Cash cost per tonne of processed ore at Caylloma for 2013 was $91.23, an increase of 5% from 2012 and 1% higher than forecast.  The increase resulted mainly from higher community relations expense related to the completion of Caylloma’s Mini Colliseum and higher distribution costs related to lower base metal concentrate grades.  Cash cost per payable ounce of silver for 2013 was $7.65, net of by-product credits, compared to $8.07 in the prior year.

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Capital expenditures at Caylloma were $22.1 million in 2013, in line with forecast.  Main capital projects for 2013 included $4.0 million for brownfields exploration, $5.4 million for mine camp, and $4.1 million for tailings dam expansion.  The new tailings facility was commissioned in January 2013.

In 2014, the Company produced at Caylloma 2.2 million ounces of silver and 1,820 ounces of gold.  Silver production was 5% above production in the prior year due to higher metallurgical recovery and slightly higher head grade.  Zinc production increased 9% as a result of higher head grade and higher metallurgical recoveries.  Lead production decreased 9% because of reduced head grade.  Caylloma exceeded its annual production guidance of 2.0 million ounces of silver.

Cash cost per tonne at Caylloma for 2014 was $90.57 per tonne of processed ore, a decrease of 1% from the prior year and 3% above annual guidance.  All-in sustaining cash cost per payable ounce of silver, net of by-product credits, at Caylloma for 2014 was $14.13, 17% below the annual guidance of $17.01.

Capital expenditures at Caylloma were $9.9 million in 2014, in line with forecast.  Main capital projects for 2014 included $5.1 million for mine development, $4.0 million for equipment and infrastructure, and $0.8 million for brownfields exploration.

In 2015, the Company produced at Caylloma 1.7 million ounces of silver and 1,163 ounces of gold.  Silver production was 23% below production in the prior year due to the decision to shift mining to base metal-rich zones in the polymetallic Animas Vein.  Mining at the high-grade Bateas Vein stopped in the fourth quarter of 2015.  Decrease in silver production was the result of lower production from the Bateas high-grade silver vein and from Level 6 of the Animas Vein.  Zinc and lead production increased 31% and 48%, respectively, year-over-year.  Caylloma’s silver production was 11% below the revised guidance of 1.9 million ounces.

Cash cost per tonne of processed ore at Caylloma for 2015 was $85.76/t, or 5% below the cost in the prior year and 5% below the annual guidance of $90.30/t, due to lower indirect costs related to headcount, lower distribution costs related to zinc concentrate transport tariffs, and a 14% devaluation of the Peruvian Nuevo Sol.  All-in sustaining cash cost per payable ounce of silver, net of by-product credits, for 2015 was $13.56, above the annual guidance of $12.78/oz.

During 2016, the Company plans to process at Caylloma 503,100 tonnes averaging 89 g/t silver, 4.08% Pb and 4.37% Zn.  A 10% increase in mill throughput from 1,300 tpd to 1,430 tpd took effect in March.  Capital expenditures for 2016 are estimated to be $12.9 million.  Of this amount, the major investments are anticipated to include $6.4 million for mine development; $1.0 million for processing plant optimization; and $2.9 million for brownfields exploration.

The budget for the 2016 brownfields exploration program at Caylloma includes 17,000 meters of diamond drilling.  Drilling will be focused on testing new exploration targets in the northern portion of the Caylloma District and in the Pisacca prospect area located a short distance to the southwest of the processing plant, as well as further exploring the northeastern extension of the Animas Vein.

Updated Reserve and Resource Estimates – Caylloma and San Jose Mines

The Company released Mineral Reserve and Mineral Resource estimates for Caylloma in March 2013 and for San Jose in October 2013, as set forth in the Caylloma Report and the San Jose Report described below under “Description of the Business - Material Mineral Properties”.  Updated Mineral Reserve and Mineral Resource estimates for San Jose as at June 30, 2014 were released on September 30, 2014; for both Caylloma and San Jose as at December 31, 2014 were released in March 2015; and for both Caylloma and San Jose as at December 31, 2015 were released on March 24, 2016.  A summary of the December 31, 2015 estimates is as follows:

Highlights of Reserve and Resource Update

•

Combined Proven and Probable Reserves for Caylloma and San Jose are reported at 5.8 Mt containing 35.9 Moz silver and 229.2 koz gold, representing year-over-year decreases of 13 percent in contained silver ounces and 9 percent in contained gold ounces

•

Combined Inferred Resources for Caylloma and San Jose are reported at 10.0 Mt containing an estimated 69.3 Moz silver and 404.6 koz gold, reflecting year-over-year decreases of 10 percent in contained silver ounces and 16 percent in contained gold ounces

•

Proven and Probable Reserves for San Jose are reported at 3.8 Mt containing 28.2 Moz silver and 210 koz gold.  There is no variation for silver and a 4 percent decrease in contained gold ounces with respect to 2014.

•

Proven and Probable Reserves for Caylloma are reported at 2 Mt containing 7.7 Moz silver. This represents a year-over-year decrease of 41 percent in contained silver ounces.

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Mineral Reserves - Proven and Probable							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma Mine, Peru	Proven	254	138	0.47	2.05	2.34	1.1	3.8
	Probable	1,724	119	0.28	2.95	3.73	6.6	15.4
	Proven + Probable	1,979	121	0.30	2.83	3.55	7.7	19.3
San Jose Mine, Mexico	Proven	282	237	1.84	N/A	N/A	2.1	16.7
	Probable	3,498	232	1.72	N/A	N/A	26.0	193.3
	Proven + Probable	3,780	232	1.73	N/A	N/A	28.2	209.9
Total	Proven + Probable	5,759	194	1.24	N/A	N/A	35.9	229.2

Mineral Resources - Measured and Indicated							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma Mine, Peru	Measured	582	82	0.36	1.11	2.16	1.5	6.7
	Indicated	1,269	84	0.31	1.14	2.10	3.4	12.7
	Measured + Indicated	1,851	84	0.32	1.13	2.12	5.0	19.3
San Jose Mine, Mexico	Measured	64	89	0.71	N/A	N/A	0.2	1.5
	Indicated	780	84	0.72	N/A	N/A	2.1	18.1
	Measured + Indicated	844	84	0.72	N/A	N/A	2.3	19.6
Total	Measured + Indicated	2,695	84	0.45	N/A	N/A	7.3	38.9

Mineral Resources – Inferred							Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Caylloma Mine, Peru	Inferred	3,392	132	0.59	2.20	3.30	14.3	64.7
San Jose Mine, Mexico	Inferred	6,561	261	1.61	N/A	N/A	55.0	339.9
Total	Inferred	9,953	217	1.26	N/A	N/A	69.3	404.6

Notes:
1.	Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves
2.	Mineral Resources are exclusive of Mineral Reserves
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4.	There are no known legal, political, environmental, or other risks that could materially affect potential development of the Mineral Resources or Mineral Reserves at Caylloma or San Jose.
5.	Mineral Resources and Mineral Reserves estimated as of June 30, 2015 and reported as of December 31, 2015 taking into account production-related depletion for the period through December 31, 2015
6.

Mineral Reserves for San Jose are estimated using a break-even cut-off grade of 137 Ag Eq g/t based on assumed metal  prices of US$ 19/oz Ag and US$ 1,140/oz Au; estimated metallurgical recovery rates of 89% for Ag and 89% for Au and actual operating costs incurred in period June 2014 through May 2015. Mineral Resources are estimated at a Ag Eq cut-off grade of 100 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t)* ((US$1,140/US$19) * (89/89))

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7.

Mineral Reserves for Caylloma are estimated using break-even cut-off grades based on estimated NSR values using assumed metal prices of US$19/oz Ag, US$1,140/oz Au, US$2,150/t Pb and US$2300/t Zn; metallurgical recovery rates of 84.5% for Ag,  39.5% for Au, 92.6% for Pb and 89.9% for Zn; and actual operating costs incurred in period July 2014 through June 2015. Caylloma Mineral Resource are reported based on NSR values using the same metal prices and metallurgical recovery rates  as detailed for Mineral Reserves; and an NSR cut-off grade of US$50/t for veins classified as wide (Animas, Animas NE,  Nancy, San Cristobal) and US$100/t for veins classified as narrow (all other veins)

8.	Total may not add due to rounding procedures
9.	N/A = Not Applicable

San Jose Mine, Mexico

As of December 31, 2015, the San Jose Mine has Proven and Probable Mineral Reserves of 3.8 Mt containing 28.2 Moz of silver and 210 koz of gold, in addition to Inferred Resources of 6.6 Mt containing a further 55 Moz of silver and 340 koz of gold.

Year-over-year, Mineral Reserves remained constant in tonnes and in contained silver and decreased 4 percent in contained gold after net changes resulting from production-related depletion and upgrades of new reserves through infill drilling . Silver grades remained essentially flat at 232 g/t and gold grades decreased 5 percent to 1.73 g/t.

Infill drilling was successful in upgrading from Inferred Resources to new Mineral Reserves approximately 1.2 Mt averaging 277 g/t Ag and 1.93 g/t Au reported for the Stockwork, Bonanza, and Trinidad veins.

Measured and Indicated Resources exclusive of Mineral Reserves decreased 15 percent year-over-year to approximately 0.8 Mt due to improved conversion of resources to reserves.

Year-over-year, Inferred Resources decreased 7 percent and 15 percent in contained silver and gold ounces, respectively. Silver grade remained flat and gold grade decreased by 8 percent. The net variation is primarily explained by additions through exploration offset by reductions from upgrading of Inferred Resources by infill drilling in the Trinidad North and Central Stockwork zones and geological reinterpretation of previously modeled veins.

Brownfields exploration budget for 2016 at San Jose is $8.2 million, which includes 22,000 meters of diamond drilling and the development of a 1,500 meter underground exploration drift that will allow better access to test the northern extension of the Trinidad North vein system. Exploration drilling is in progress at the Trinidad Central zone in the San Jose Mine and at the La Noria/San Antonio vein system, a parallel vein system located two kilometers to the west of the San Jose Mine area. The company disclosed further details of San Jose’s brownfields exploration program on December 16, 2015 (refer to “Fortuna provides year-end update for the San Jose Mine, Mexico”).

Caylloma Mine, Peru

As of December 31, 2015, the Caylloma Mine has Proven and Probable Mineral Reserves of 2.0 Mt containing 7.7 Moz of silver and 19.3 koz of gold, in addition to Inferred Resources of 3.4 Mt containing 14.3 Moz of silver and 64.7 koz of gold.

Mineral Reserves decreased 41 percent in contained silver ounces compared to 2014. The loss of ounces is explained primarily by the update of geological models from June 2014, the net loss to mining related depletion, higher cutoff and dilution applied to narrow veins, and changes to commercial terms.  The loss in reserve tonnage is lower than the silver loss, at 35 percent due to the gain in base metal credits from additions to reserves from base metal rich zones. Silver grade decreased 9 percent to 121 g/t, lead grade increased 26 percent to 2.83%, and zinc grade increased 13 percent to 3.55%.

Year-over-year, Measured and Indicated Resources, exclusive of Mineral Reserves, increased by 9 percent to 1.9 Mt due to the negative impact on reserves of commercial terms and the geological reinterpretation of the ore deposit.

Inferred Resources decreased by 0.96 Mt or 22 percent to 3.4 Mt, silver grades remained flat, and lead and zinc grades increased by 11 percent and 4 percent, respectively. The decrease in Inferred Resources is primarily due to the upgrading of resources through infill drilling, and changes in the geological interpretation of the mineralized zones.

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Brownfields exploration budget for 2016 at the Caylloma Mine is $2.9 million, which includes 17,000 meters of diamond drilling.  Drilling will be focused on testing new exploration targets in the northern portion of the Caylloma District and in the Pisacca prospect area located a short distance to the southwest of the plant as well as further exploring the northeastern extension of the Animas Vein.

Qualified Persons

The Mineral Resource estimates have been prepared under the supervision of Eric Chapman, Mineral Resource Manager of Fortuna Silver Mines Inc.  The Mineral Reserve estimate and the Mineral Resource estimate exclusive of Mineral Reserves were prepared under the supervision of Edwin Gutierrez, Technical Services Corporate Manager for Fortuna Silver Mines Inc.

E. Chapman and E. Gutierrez are Qualified Persons as defined by the National Instrument 43-101.  Mr. Gutierrez is a Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (SME Registered Member Number 4119110RM) and is responsible for ensuring that the information contained in this AIF relating to the updated Mineral Resources and Mineral Reserves is an accurate summary of the original reports and data provided to or developed by the Company.

Credit Facility

In April 2013, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $40 million senior secured revolving credit facility (the “Credit Facility”) to be refinanced or repaid on or within three years or before April 22, 2016.  The Credit Facility is secured by a first ranking lien on the Company’s material subsidiaries and their assets, and bears interest and fees at prevailing market rates. In the event that utilization under the Credit Facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.  No funds have been drawn from the Credit Facility.

In March 2015, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $60 million senior secured financing (the “2015 Credit Facility”) consisting of a $40 million credit facility with a 4 year term and a $20 million revolving credit facility for a two year period.  The 2015 Credit Facility is secured by a first ranking lien on the Company’s material subsidiaries and their assets, and bears interest and fees at prevailing market rates.  The Company drew down the $40 million credit facility on April 1, 2015.

The proceeds of the credit facility may be used for working capital requirements and general corporate purposes.  The facility is intended to complement Fortuna’s strong cash position and provide additional financing flexibility during the expansion to 3,000 tpd of the San Jose mine.

Along with the $40 million term loan, the Company entered into an interest rate swap of $40 million and notional amount of $40 million which expires at the same time as the maturity of the bank loan.  The interest rate swap was entered into to hedge the variable interest rate risk on the bank loan, and is designated as a cash flow hedge for forecasted variable interest rate payments.

DESCRIPTION OF THE BUSINESS

General

Summary.  The Company is engaged in silver and gold mining and related activities, including exploration, extraction, and processing. The Company operates the Caylloma mine in Peru and the San Jose mine in Mexico.

The lead-silver, zinc, and gold-silver concentrates produced by the Company at its Caylloma mine in Peru and its San Jose mine in Mexico are sold to international metals traders who in turn deliver the products to different clients around the world.  The material sources of revenue for 2015 and 2014 are as follows:

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By type of concentrate:		2015	2014

•	Lead-silver concentrate	24%	28%
•	Zinc concentrate	11%	10%
•	Gold-silver concentrate	65%	62%

By metal contained in concentrate:		2015	2014

•	Silver	58%	64%
•	Lead	9%	7%
•	Zinc	11%	10%
•	Gold	22%	19%

Production Methods.  The method of production both at Caylloma and San Jose consists of underground mining principally through cut and fill mechanized operations.  Extracted ore is trucked to a conventional crushing, milling and flotation processing plant which consists of zinc, and lead-silver flotation circuits for Caylloma, and a gold-silver circuit for San Jose.

Specialized Skill and Knowledge.  All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, and accounting.  While competition in the resource mining industry can make it difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining personnel for the majority of its key processes.  Management considers training and re-training of its staff to be a priority.

Competitive Conditions.  The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, as well as for the recruitment and retention of qualified employees.

Environmental Protection.  The Company is currently in compliance with all material environmental regulations applicable to its exploration, development, construction and operating activities.  The financial and operational effects of environmental protection requirements on the Company’s capital expenditures, earnings, and competitive position during the fiscal year ended December 31, 2015 were not material.  The Company has recorded in its financial statements for the year 2015 a provision for decommissioning and restoration liabilities which reflects future environmental obligations associated with the Caylloma and San Jose mine closure plans.

Employees.  The Company and its subsidiaries have 686 direct employees and 1,182 indirect employees through contractors.

Foreign Operations.  The Company’s material mineral resource properties are located in Peru and Mexico, each of which has a stable government, and a mature mining industry and regulatory environment.

Health and Safety, Social and Environmental Policies.  The Company is committed to maintaining the health and safety of its personnel by minimizing hazards and providing training and safe equipment.  A strong safety culture is encouraged so that all employees are empowered to report and address safety issues.

The Company has built strong relationships with the communities in which it operates, and is dedicated to innovative, sustainable projects and partnerships that build company engagement in local communities while respecting their values, customs and traditions.

The Company is committed to complying in all material respects with all environmental laws and regulations applicable to its activities.  It interacts proactively with authorities and communicates openly about its activities.  The Company works directly and collaboratively with local communities to protect and preserve the environment.

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Risk Factors

The Company’s ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties including, without limitation, the following:

Risks Related to the Caylloma and San Jose Mines

Operating hazards and risks.  Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Hazards such as unusual or unexpected formations and other conditions can occur.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Concentrate treatment charges and transportation costs.  The Company has entered into agreements to sell its concentrate production from the Caylloma and San Jose mines for 2016. Smelting and refining rates are similar to contract rates established for 2015. There is no assurance that the Company will be able to enter into smelting and refining contracts at similar competitive terms beyond 2016. The cost of transporting concentrate from the Mines to the smelters is dependent on, among other things, the concentrate destination.  Transportation related costs have been volatile over the last several years and could continue to be volatile due to a number of factors, including changes in the price of oil, or a shortage in the number of vessels available to ship concentrate to smelters.  Increases in these rates would have an adverse impact on the Company’s results of operations and financial condition.

Risks Relating to the Company

Capital and operating costs, production schedules, and economic returns.  The Company’s expected operating costs and expenditures, production schedules, economic returns and other projections from a mining project which are contained in this document and in any technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by the Company are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, and expenditures and other factors any of which may prove to be inaccurate. Therefore, feasibility studies and other studies and reports may prove to be unreliable.

The Company’s operating costs are affected by the cost of commodities and goods such as steel, cement, explosives, fuel, electrical power and supplies, including reagents.  Management prepares its cost and production guidance and other forecasts based on its review of current and estimated future costs, and assumes that the materials and supplies required for operations will be available for purchase.  As the Company relies on certain third-party suppliers and contractors, these factors can be outside our control and an increase in the costs of, or a lack of availability of, commodities and goods may have an adverse impact on the Company’s financial condition.

General economic conditions.  Turmoil in global financial markets in recent years has had a profound impact on the global economy.  Many industries, including the precious and base metals mining industry, have been impacted by these market conditions.  Some of the key impacts have included contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  The sovereign debt crisis in Europe and the recent economic slowdown in China have been some of the most visible risks to world financial stability.  A continued or worsened slowdown in economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

•

Under a worst case scenario a new global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall market liquidity;

•

the volatility of metal prices could impact the Company’s revenues, profits, losses and cash flow;

•

volatile energy prices, commodity and consumables prices and currency exchange rates could impact the Company’s production costs; and

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•

the devaluation and volatility of global stock markets, which are not related to the Company’s operations or assets, could impact the valuation of the Company’s equity and other securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Competition.  The mining industry is intensely competitive in all of its phases, and such competition could adversely affect the Company’s ability to acquire suitable resource properties in the future.

Substantial reliance on the Caylloma and San Jose Mines.  All of the Company’s revenues were generated by the Caylloma mine until September 2011 when commercial production commenced at the San Jose mine.  For 2016, the Company anticipates that all of its revenue will come from the Caylloma and San Jose mines. Unless the Company develops or acquires additional properties or projects, the Company will remain largely dependent upon the operation of the Caylloma and San Jose mines for its future revenue and profits, if any. If for any reason production at either mine was reduced or stopped, the Company’s revenues and profits would decrease significantly.

Additional businesses and assets may not be successfully integrated.  The Company undertakes evaluations of opportunities to acquire additional mining assets and businesses.  Any acquisitions may be significant in size, may change the scale of the Company’s business, may require additional capital, and/or may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the inability of management to realize anticipated synergies and maximize the financial and strategic position of the Company; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that any assets or business acquired will prove to be profitable or that the Company will be able to integrate the required businesses successfully, which could slow the Company’s rate of expansion and the Company’s business, results of operations and financial condition could suffer.

Fortuna may need additional capital to finance other acquisitions. If the Company obtains further debt financing, it will be exposed to the risk of leverage and its operations could become subject to restrictive loan and lease covenants and undertakings. If the Company obtains equity financing, existing shareholders may suffer dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such financings.

Political and country risk.  The Company conducts, or will conduct, exploration, development and production activity in a number of countries, namely Peru and Mexico and potentially others.  The State of Oaxaca in Mexico has a history of social conflicts and political agitation which can lead to public demonstrations and blockades that can from time to time affect the Company’s operations.  The Company is not able to determine the impact of potential political, social, economic or other risks on its future financial position, which include:

•

Cancellation or renegotiation of contracts;

•

Changes in foreign laws or regulations;

•

Changes in tax laws;

•

Royalty and tax increases or claims by governmental entities;

•

Retroactive tax or royalty claims;

•

Expropriation or nationalization of property;

•

Inflation of costs that is not compensated by a currency devaluation;

•

Restrictions on the remittance of dividend and interest payments offshore;

•

Environmental controls and permitting;

•

Opposition from local community members or non-governmental organizations;

•

Civil strife, acts of war, guerrilla activities, insurrection and terrorism, and

•

Other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

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Such risks could potentially arise in any country in which the Company operates. Furthermore, in the event of a dispute arising from such activities, the Company may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

Metal prices and marketability.  The marketability of any metals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, metal markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting metals and environmental protection.

The price of the common shares of the Company, the Company’s financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of silver, gold or other metals. The price of silver, gold or other metals fluctuates widely and is affected by numerous factors beyond the Company’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions of major metal-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. Future serious price declines in the market value of silver, gold or other metals could cause continued development of and commercial production from the Company’s properties to be impracticable. Depending on the price of silver, gold and other metals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent upon the prices of silver, gold and other metals being adequate to make these properties economic.

In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Commodity forward and option contracts for base metals production.  From time to time the Company may enter into agreements to receive fixed prices on any metal production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Company will not benefit from such increases.

Government regulation.  Operations, development and exploration on the Company’s properties are affected to varying degrees by political stability and government regulations relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property.  There is no assurance that future changes in such regulations, if any, will not adversely affect the Company’s operations.

The activities of the Company require licenses and permits from various governmental authorities.  While the Company currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects.  In rare circumstances, the Company might find itself in situations where the state of compliance with regulation and permits can be subject to interpretation and challenge from authorities that could carry risk of fines or temporary stoppage.

Environmental matters.  All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  Environmental hazards may exist on the Company’s properties which

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are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

Dependence on key personnel.  The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

The Company’s ability to recruit and assimilate new personnel will be critical to its performance.  The Company will be required to recruit additional personnel and to train, motivate and manage its employees. The international mining industry is very active and the Company is facing increased competition for personnel in all disciplines and areas of operation, including geology and project management, and there can be no assurance that it will be able to retain current personnel and attract and retain new personnel.

Director and officer conflicts of interest.  Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.  In such case, the Company’s directors and officers comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that they exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest.

Title to properties.  Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned.  The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore the precise area and location of the properties may be in doubt.  The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects.  The Company has conducted as thorough investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the properties.

Dilution from further equity financing.  If the Company raises additional funding by issuing equity securities, such financing may substantially dilute the interests of existing shareholders of the Company and reduce the value of their investment.

Foreign currency.  The Company’s activities and operations in Mexico and Peru make it subject to foreign currency fluctuations. The Company’s operating expenses are primarily incurred in Mexican pesos and Peruvian Sol, and the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Exploration and development, and infrastructure.  Development of the Company’s non-producing properties will only follow upon obtaining satisfactory exploration results that confirm economically recoverable and saleable volumes of minerals and metal.  The business of mineral exploration and development is speculative in nature and involve a high degree of risk, as few properties which are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of reserves of commercial ore.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish resources and reserves through drilling and development and for mining and processing facilities and infrastructure.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.  Economic feasibility of a project is based on several other factors including anticipated metallurgical recoveries, environmental considerations and permitting, future metal prices, and timely completion of the development plan.

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Completion of the development of the Company’s advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water, transportation, access and facilities. The lack of, or delay in, availability of any one or more of these items could prevent or delay development of the Company’s advanced projects.  There can be no assurance that adequate infrastructure, including road access, will be built, that it will be built in a timely manner or that the cost of such infrastructure will be reasonable or that it will sufficiently satisfy the requirements of the advanced projects.  As well, accidents or sabotage could affect the provision or maintenance of adequate infrastructure.

The Company’s operations require water, and its San Jose mine is located in a region where water is scarce.  While the Company believes it holds sufficient water rights to support its current operations, future developments could limit the amount of water available to the Company.  New water development projects, or climatic conditions such as extended drought, could adversely affect the Company.  There can be no guarantee that the Company will be successful in maintaining adequate supplies of water for its operations.

Insurance.  Where practical, a reasonable amount of insurance is maintained against risks in the Company’s operations, but coverage has exclusions and limitations.  There is no assurance that the Company’s insurance will be adequate to cover all liabilities or that it will continue to be available and at terms that are economically acceptable.  Losses from un-insured or under-insured events may cause the Company to incur significant costs that could have a material adverse effect on its financial performance.

Estimation of mineral resources and reserves and precious metal recoveries.  There is a degree of uncertainty attributable to the estimation of resources and reserves and to expected mineral grades.  Mineral resources and mineral reserves may require revision based on actual production experience.  Market fluctuations in the price of metals, as well as increased production costs and reduced recovery rates, may render certain mineral reserves uneconomic and may ultimately result in a restatement of mineral resources and/or reserves.  Short term operating factors relating to the mineral resources and reserves, such as the need for sequential development of ore bodies may adversely affect the Company’s profitability in any accounting period.

Reclamation.  There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations.  Therefore, additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks.  These additional costs may have material adverse impact on the financial condition and results of the Company.

Uncertainty of funding.  The Company’s operating cash flow from the Caylloma and San Jose mines may not be sufficient to cover the current costs of exploration and development of the Company’s other, non-producing properties.  Exploration and development activities may be dependent upon the Company’s ability to obtain financing through joint venturing, equity or debt financing or other means, and although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain additional financing or that the terms of such financing will be favorable.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of some of its projects.

Uncertainty of dividends on its common shares.  The Company has paid no dividends on its common shares since incorporation and does not anticipate paying dividends in the immediate future.  Payment of any future dividends will be at the discretion of the Company’s Board of Directors (the “Board”) after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Legal Proceedings.  Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business.  The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal.  There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

U.S. investors may have difficulty enforcing U.S. judgments against the Company.  The Company is incorporated under the laws of British Columbia, Canada and the majority of the Company’s directors and officers are not

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residents of the U.S.  Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Material Mineral Properties

The Company has two material mineral projects, described below.

Caylloma Mine, Peru

The Company owns a 100% interest in the Caylloma mine, Peru.

The following is the Summary from the technical report (the “Caylloma Report”) entitled “Fortuna Silver Mines Inc.: Caylloma Property, Caylloma District, Peru” dated as of March 22, 2013, as amended April 15, 2013, prepared by Eric N. Chapman and Thomas Kelly.  The full text of the Caylloma Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Caylloma Report.

Summary

This Technical Report refers to the Caylloma property, an operating underground mine located in the Caylloma Province, Peru. Since June 2005, the Caylloma property has been 100 % owned by Minera Bateas S.A.C. (Minera Bateas), a Peruvian subsidiary of Fortuna Silver Mines Inc. (Fortuna).

The Caylloma property is located in the Caylloma Mining District, 225 kilometers north-northwest of Arequipa, Peru. The property is within the historical mining district of Caylloma, northwest of the Caylloma caldera complex and southwest of the Chonta caldera complex. Host rocks at the Caylloma property are volcanic in nature, belonging to the Tacaza Group. Mineralization is in the form of low to intermediate sulfidation epithermal vein systems.

Epithermal veins at the Caylloma property are characterized by minerals such as pyrite, sphalerite, galena, chalcopyrite, marcasite, native gold, stibnite, argentopyrite, and silver-bearing sulfosalts (tetrahedrite, polybasite, pyrargyrite, stephanite, stromeyerite, jalpite, miargyrite and bournonite). These are accompanied by gangue minerals, such as quartz, rhodonite, rhodochrosite, johannsenite (manganese-pyroxene) and calcite.

There are two different types of mineralization at Caylloma; the first is comprised of silver-rich veins with low concentrations of base metals and includes the Bateas, Bateas Techo, La Plata, Cimoide La Plata, San Cristóbal, San Pedro, San Carlos, Paralela, and Ramal Paralela veins. The second type of vein is polymetallic in nature with elevated lead, zinc, copper, silver and gold grades and includes the Animas, Animas NE, Santa Catalina, Soledad, Silvia, Pilar, Patricia, and Nancy veins.

Underground operations are presently focused on mining the Animas and Bateas veins. Exploration in 2012 focused on the expansion and delineation of the Animas and Animas NE veins as well as the exploration of the recently discovered Nancy vein.

The 2012 Mineral Resource update has relied on channel and drill hole sample information obtained by Minera Bateas since 2005. Mineralized domains identifying potentially economically extractable material were modeled for each vein and used to code drill holes and channel samples for geostatistical analysis, block modeling and grade interpolation by ordinary kriging or inverse distance weighting.

Mineral Resource and Mineral Reserve estimates for the Caylloma property are reported as of December 31, 2012 and detailed in Table 1.1 and Table 1.2.

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Economic values (NSR) for each mining block take into account the commercial terms of 2012, the average metallurgical recovery, the average grade in concentrate and long term projected metal prices. Mineral Reserves have been reported above a break-even cut-off value calculated for each vein, based on NSR values and operating costs. Mineral Resources have been reported above a US$30/t cut-off value based on NSR values.

Mineral Resources are categorized as Measured, Indicated and Inferred. The criteria used for classification includes, the number of samples, spatial distribution, distance to block centroid, kriging efficiency (KE) and slope of regression (ZZ).

Mineral Reserve estimates have considered only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2010). Subject to the application of certain economic and mining-related qualifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves.

Table 1.1 Mineral Reserves as of December 31, 2012

Vein type	Category	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Metal
							Ag (Moz)	Au (koz)
Silver Veins	Proven	11	872	0.06	0.43	0.64	0.3	0.0
	Probable	246	386	0.96	0.31	0.51	3.1	7.6
	Proven +Probable	257	407	0.93	0.31	0.51	3.4	7.7
Polymetallic Veins	Proven	1,242	92	0.33	1.48	2.20	3.7	13.2
	Probable	2,809	121	0.33	1.66	2.27	10.9	30.2
	Proven +Probable	4,052	112	0.33	1.60	2.25	14.6	43.4
Combined-All Veins	Proven	1,253	99	0.33	1.47	2.19	4.0	13.2
	Probable	3,055	142	0.38	1.55	2.13	14.0	37.8
	Proven +Probable	4,308	130	0.37	1.52	2.15	17.9	51.1

Table 1.2 Mineral Resources as of December 31, 2012

Category	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Metal
						Ag (Moz)	Ag (Moz)
Measured	431	72	0.30	0.88	1.53	1.0	4.2
Indicated	1,170	82	0.34	0.75	1.40	3.1	12.8
Measured + Indicated	1,601	79	0.33	0.79	1.43	4.1	17.0
Inferred	6,633	101	0.27	1.84	2.58	21.5	58.5

Notes

•

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

•

Mineral Resources are exclusive of Mineral Reserves

•

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability

•

There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at Caylloma or San Jose.

•

Mineral Resources and Mineral Reserves are estimated as of June 30, 2012 and reported as of December 31, 2012 taking into account production-related depletion for the period of July 1, 2012 through December 31, 2012 with the exception of the Animas and Animas NE veins which were re-estimated using all exploration drilling information as of December 31, 2012

•

Mineral Reserves are reported above a NSR breakeven cut-off of US$74.69/t for Animas, Animas NE, and San Cristóbal; US$226.77/t for Bateas, Cimoide La Plata, and La Plata; US$138.34/t for Soledad, Silvia, and Santa Catalina

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•

Mineral Resources are reported above a NSR cut-off of US$30/t

•

Metal prices used in the NSR evaluation for Mineral Reserves are US$29.36/oz for silver, US$1,544/oz for gold, US$2,245/t for lead and US$2,139/t for zinc

•

Metal prices used in the NSR evaluation for Mineral Resources are US$25.14/oz for silver, US$1,391.63/oz for gold, US$2,116/t for lead and US$2,006/t for zinc

•

Metallurgical recovery values used in the NSR evaluation of sulfides are 82 % for silver, 45 % for gold, 93 % for lead, and 88 % for zinc; and of oxides are 64 % for silver, 45 % for gold, 46 % for lead, and 30 % for zinc

•

Operating costs were estimated based on 2012 actual costs

•

Tonnes are rounded to the nearest thousand

•

The quantity and grade of the Inferred Resources reported in this estimation are conceptual in nature, and it is uncertain if further exploration will result in upgrading of Inferred Resources to Indicated or Measured Resource categories

•

Totals may not add due to rounding

Minera Bateas continues to successfully manage the operation, mining 462,000 t of ore from underground to produce 2.0 Moz of silver, 2.8 koz of gold, 17.9 Mlbs of lead, and 22.4 Mlbs of zinc in 2012 while continuing to improve the mine infrastructure.

Fortuna believes there is good potential for a significant increase of the Mineral Resources at the Caylloma property particularly from the continuity of the current veins in operation as well as from the discovery of new veins. During 2012 important exploration projects were developed and new exploration targets were identified. Fortuna is committed in continuing its intensive exploration program, budgeting US$ 6.7 million to continue developing ongoing exploration projects over identified structures as well as the discovery of new targets. In addition to this US$ 4 million has been budgeted for work designed to upgrade Inferred Resources.

The construction of the first stage of the new tailings facility (N° 3) with 15 years life at a 1,300 tpd design capacity, as well as the granting of the operation permit by the Ministry of Energy and Mines in December 2012, has been a major milestone for Minera Bateas in order to assure available tailings disposal capacity for the coming years.

The mining operation has been developed under strict compliance of norms and permits required by public institutions associated with the mining sector. Furthermore, all work follows quality and safety international norms as set out in ISO 14001 and OHSAS 18000.

Minera Bateas continues developing sustainable programs to benefit the local communities including educational, nutritional and economical programs. The socio–environmental responsibilities of these programs contribute toward establishing a good relationship between the company and local communities.

This Technical Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available at the effective date of this report. The conversion of Mineral Resources to Mineral Reserve was made using industry-recognized methods, actual operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of actual and future operational conditions.

San Jose Mine, Mexico

The Company owns a 100% interest in the San Jose mine, Mexico.

The following is the Summary from the technical report (the “San Jose Report”) entitled “Fortuna Silver Mines Inc.: San Jose Property, Oaxaca, México” dated as of November 22, 2013 prepared by Eric N. Chapman and Thomas Kelly.  The full text of the San Jose Report is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF.  Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the San Jose Report.

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Summary

This Technical Report has been prepared by Fortuna Silver Mines Inc. (Fortuna) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101) to disclose recent information about the San Jose operation.

The San Jose mine is located in the central portion of the state of Oaxaca, Mexico. The project site is 47 km by road south of the city of Oaxaca and 0.8 km east of federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The village of San José del Progreso is located 2 km to the southeast of the project site.

The San Jose mine is operated by Compania Minera Cuzcatlan S.A. de C.V., a Mexican subsidiary 100 percent owned by Fortuna.

The San Jose Mine area is underlain by a thick sequence of sub-horizontal andesitic to dacitic volcanic and volcaniclastic rocks of presumed Paleogene age. These units have been significantly displaced along major north- and northwest-trending extensional fault systems with the precious metal mineralization being hosted in hydrothermal breccias, crackle breccias, and sheeted and stockwork-like zones of quartz/carbonate veins emplaced within zones of high paleopermeability associated with the extensional structures.

The mineralized structural corridor extends for more than 3 km in a north-south direction and has been subdivided into the Trinidad deposit area and the San Ignacio area. The Mineral Resource and Mineral Reserve estimates discussed in this Technical Report are located in the Trinidad deposit area.

The major mineralized structures or vein systems recognized in the Trinidad deposit area are the Trinidad and Bonanza vein systems. In addition to the major veins, secondary veins and zones of sheeted and stockworked quartz-carbonate veins are present between the Trinidad and Bonanza systems and locally in the hanging wall adjacent to the Bonanza vein system.

In the second half of 2012 and first half of 2013 an aggressive program of infill (delineation) drilling and exploration drilling was executed to define and expand the resources and reserves of the Trinidad Deposit.

Infill drilling targeted a Stockwork domain located between the Trinidad and Bonanza veins below the 1300 level. The new drilling results provided closer spaced intercepts enabling the geological interpretation to be refined and resulted in the upgrading of 1.3 Mt from an Inferred to an Indicated category with respect to the previous estimate reported as of December 31, 2012 (Fortuna, 2013b). The stockwork mineralization is characterized by moderate to high-grade material present over significant widths (averaging 27 m).

Exploration drilling targeted the Trinidad North discovery of the Trinidad Deposit with the majority of drilling being north of 1847200N and below 1200 m elevation. The drilling identified the continuation of the Bonanza and Trinidad veins, encountering numerous high-grade intercepts over significant intervals (Fortuna, 2013c; Fortuna, 2013d; Fortuna, 2013e; Fortuna, 2013g). The exploration drilling discovered 1.9 Mt of Inferred Resources averaging 269 g/t Ag and 1.67 g/t Au at a 70 g/t Ag Eq cut-off grade contributing 21.8 million silver equivalent ounces to the resource inventory.

To-date, drilling has defined the Trinidad and Bonanza vein systems over a strike length of approximately 1,000 meters and to depths exceeding 600 meters from the surface. The deposit remains open to the north and at depth.

Mineral Reserves and Mineral Resources as of July 4, 2013 are reported in Table 1.1 and Table 1.2 respectively.

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Table 1.1 Mineral Reserves as of July 4, 2013

Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Contained Metal
				Ag (Moz)	Au (koz)
Proven	314	203	2.03	2.0	20.5
Probable	3,618	196	1.67	22.8	194.6
Proven + Probable	3,933	196	1.70	24.8	215.1

Table 1.2 Mineral Resources as of July 4, 2013

Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Contained Metal
				Ag (Moz)	Au (koz)
Measured	44	67	0.55	0.1	0.8
Indicated	844	74	0.64	2.0	17.4
Measured + Indicated	888	73	0.64	2.1	18.2
Inferred	5,422	202	1.56	35.3	272.3

Notes:

•

Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves.

•

Mineral Resources are exclusive of Mineral Reserves.

•

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

•

There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at San Jose.

•

Mineral Resources and Mineral Reserves are estimated and reported as of July 4, 2013.

•

Mineral Reserves are estimated using break-even cut-off grades based on assumed metal prices of US$24.00/oz Ag and US$1,400.00/oz Au, estimated metallurgical recovery rates of 89% for Ag and 89% for Au and projected operating costs. Mineral Resources are estimated at a Ag Equivalent cut-off grade of 70 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t)* ((US$1,391.63/US$25.14)*(89/89)).

•

Mining, processing and administrative costs were estimated based on first half of 2013 actual costs.

•

Totals may not add due to rounding.

Mineral Resource estimation involved the usage of drill hole and channel samples in conjunction with underground mapping to construct three dimensional wireframes to define individual vein structures. Samples were selected inside these wireframes, coded, composited and top cuts applied if applicable. Boundaries were treated as hard with statistical and geostatistical analysis conducted on composites identified in individual veins. Silver and gold grades were estimated into a geological block model representing each vein. Primary veins including Bonanza, Trinidad, Fortuna and the Stockwork Zone were estimated by Sequential Gaussian Simulation. Secondary veins were estimated by inverse power of distance. Estimated grades were validated globally, locally, and visually prior to tabulation of the Mineral Resources.

Mineral Reserve estimates have considered only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2010). Subject to the application of certain economic and mining-related qualifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves.

Mineral Reserves are estimated at 3.9 million tonnes as of July 4, 2013, which is sufficient for a 6.3 year life of mine considering 350 days in the year for production and a capacity rate of 1,800 tpd. Expectation is for an average annual production of approximately 3.5 million troy ounces of silver and 30 thousand troy ounces of gold based on an average 195 g/t Ag and 1.68 g/t Au head grade. Proven and Probable Reserves are estimated to contain 24.8 Moz silver and 215.1 koz gold, reflecting increases of 22 percent in contained silver ounces and 27 percent in contained gold ounces relative to the December 31, 2012 Mineral Reserves estimate. Variations from previously announced reserves and resources are the result of successful conversion of previously existing Inferred Resources to Indicated or Measured Resource categories through infill drilling partially offset by depletion through the extraction of ore during the period of Jan. 1st through June 30th of 2013. Alterations in the reserve estimation process have also led to improved spatial identification of reserves in three dimensions. Future increases in the mine life are anticipated

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through the upgrading of Inferred Resources in the Trinidad North discovery (planned for 2014) and their subsequent conversion to Mineral Reserves.

Minera Cuzcatlan commenced production at the San Jose mine in September 2011 and as of June 30, 2013 had produced 3.5 Moz of silver and 31 koz of gold. The mining method applied in the exploitation of the veins is overhand cut and fill using a mechanized extraction methodology. Production capacity at the mine has been increased to 1,800 tonnes per day through a plant expansion completed in September 2013. From January 1 to June 30, 2013 the operation had processed close to 200,000 tonnes of ore from its underground mining operation and produced approximately 1.07 Moz of silver and 8.6 koz of gold. Additionally, the tailings dam capacity has been increased with the successful completion of stage 2 of the construction project raising the storage capacity to 1,427,000 m3.

Operating costs are estimated at US$68.14 per tonne of processed ore. This is a significant improvement from previous years where this value was over US$75.00 per milled tonne. The operating costs reduction is mainly explained by the expanded ore processing throughput to 1,800 tpd which allows for the decrease of the operating fixed costs component.

Recommended projects for 2014 include:

1)

Mine Development Program. This activity is designed to prepare the high-grade mineralized Stockwork zone at 1,200 masl, which will sustain production in 2014. Additionally, the development will aim to reach the 1,100 level so as to complete the access and allow construction of the required infrastructure for the Trinidad North discovery area.

2)

Completion of Tailing Dam Stage 3a. This is a core project that requires an investment of US$11.6 million during 2014 and is designed to raise the height of the tailings dam, increasing storage capacity in order to sustain the operation for the next two and a half years. Fortuna is also exploring alternative solutions for future tailings storage, including using the material as back fill underground, in an attempt to reduce future capital and operating expenditures.

3)

Delineation drilling. Minera Cuzcatlan is planning to continue the delineation drilling from underground in 2014 including in the Trinidad North discovery area. The goal of the program is to convert a total of 641,000 t of Inferred Resource to the category of Indicated Resource representing an estimated 6.6 Moz Ag Eq. To achieve this 23 drill holes totaling 6,315 m have been planned at a budgeted cost of US$1.4 million.

4)

Brownfields exploration. The Trinidad North exploration drilling campaign is planned to continue in the last quarter of 2013 and throughout 2014. To ensure the drill holes intercept the mineralized structures at a reasonable intersection angle, the drilling will be conducted from underground. An exploration crosscut and two drilling stations have been completed on the 1300 m level and drilling from the underground drill stations was initiated in late September of 2013 to further explore the extensions of this important mineralized shoot to depth and to the north. Fifteen drill holes are planned totaling 6,310 m of drilling at a budget cost of US$1 million with additional drilling being considered to further test the northern extensions of the mineralized structures.

5)

Water evaporation control system. This has been identified as a key strategic project to increase the water available for the operations through reduction of evaporation losses of the tailings pond by seventy percent. This will reduce the amount of water required external to the operation and lead to a further decrease in operating costs. Additionally, extra water could also be used to facilitate future increases in production. Capital expenditure budgeted for this project in 2014 is US$1.89 million.

This Technical Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available at the effective date of this report. The conversion of Mineral Resources to Mineral Reserves was made using industry-recognized methods, actual operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of actual and future operational conditions. This report has been prepared with the latest information regarding environmental and closure cost requirements.

Fortuna believes there is excellent potential to further increase the Mineral Resource at the San José property with recent drilling demonstrating the continuation of high-grade mineralization in the Trinidad North discovery with the mineralization remaining open to the north and at depth.

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DIVIDENDS

The Company has not to date paid any dividends on its common shares nor does it intend to pay any dividends on its shares in the immediate future as management anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital is an unlimited number of common shares without par value.  All common shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects.

Voting.  The holders of common shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company.  Each common share carries one vote per share.

Dividends.  The holders of common shares are entitled to receive on a pro-rata basis such dividends as the Board from time to time may declare, out of funds legally available therefor.

Rights on Dissolution.  In the event of a liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of the common shares have the right to receive on a pro-rata basis all of the assets of the Company remaining after payment of all of the Company’s liabilities.

Pre-emptive, Conversion and Other Rights.  No pre-emptive, redemption, retraction, exchange, sinking fund or conversion rights are attached to the common shares, and the common shares, when fully paid, will not be liable to further call or assessment.  No other class of shares may be created without the approval of the holders of the common shares.

MARKET FOR SECURITIES

The Company’s common shares were listed and posted for trading on the TSX Venture Exchange (“TSXV”) until January 18, 2010 when the Company graduated to the Toronto Stock Exchange (“TSX”).  On September 19, 2011, the Company’s common shares were listed and posted for trading on the New York Stock Exchange (“NYSE”).  The Company’s shares currently trade on the NYSE under the symbol “FSM”, on the TSX under the symbol “FVI”, and on the Frankfurt Open Market, the unofficial market organized by Deutsche Börse in Germany, under the symbol “F4S”.  On May 14, 2015, the Company voluntarily delisted its common shares from the Lima Stock Exchange as a very limited amount of trading of the Company’s common shares occurred on such Exchange.

Trading Prices and Volume

The following table provides the high and low prices (in Canadian dollars) and volume for the Company’s shares as traded on the TSX during the fiscal year ended December 31, 2015:

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Period	High (CDN$)	Low (CDN$)	Volume
December 2015	3.56	3.05	5,650,785
November 2015	3.52	3.03	4,911,703
October 2015	3.95	2.84	11,188,051
September 2015	3.28	2.65	14,780,006
August 2015	4.09	2.96	7,288,379
July 2015	4.68	3.12	7,415,823
June 2015	5.00	4.43	4,714,784
May 2015	4.87	4.35	5,047,570
April 2015	5.05	4.17	7,582,526
March 2015	5.65	4.45	9,900,340
February 2015	6.30	5.23	7,359,618
January 2015	6.28	5.07	16,067,632

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Shareholding

The Board presently consists of seven directors.  Each director will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

The following are the full name, place of residence, position with the Company, and principal occupation within the preceding five years of each of the directors and executive officers of the Company:

Name, Position and Residency (1)	Principal Occupation or Employment (1)	Period as a Director of the Company
JORGE GANOZA DURANT President, Chief Executive Officer & Director Lima, Peru	President & CEO of the Company.	December 2, 2004 to present
SIMON RIDGWAY Chairman and Director British Columbia, Canada	Chairman of the Company; President & CEO of Radius Gold Inc. (mineral exploration).	January 25, 2005 to present
MICHAEL IVERSON (3) (4) Director British Columbia, Canada	Executive Vice-President (and formerly Chairman & CEO) of Niogold Mining Corporation (mineral exploration), over five years; President of Triple K Ventures Inc. (private management).	March 30, 1998 to present
MARIO SZOTLENDER (3) (4) Director Caracas, Venezuela	Independent Consultant and Director of several public mineral exploration companies.	June 16, 2008 to present
ROBERT GILMORE (2) (4) Director Colorado, USA

Independent Certified Public Accountant; Independent Financial Consultant; Director of Eldorado Gold Corporation (mining); Director of Layne Christensen Company (diversified water and mineral services).

June 23, 2010 to present

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Name, Position and Residency (1)	Principal Occupation or Employment (1)	Period as a Director of the Company
THOMAS KELLY (2) Director Lima, Peru

Mining Engineer; Chief Operating Officer of Atico Mining Corp. (copper exploration & mining), March 2013 to present; CEO of Apurimac Ferrum (mineral exploration), 2011 to 2013; COO of Inca Pacific Resources, Inc. (mineral exploration), 2008 to 2010.

April 11, 2011 to present
DAVID FARRELL (2) (3) (4) Director British Columbia, Canada	President of Davisa Consulting (a private consulting company), 2011 to present; Managing Director of Mergers & Acquisitions at Endeavour Financial until October 2011.	July 15, 2013 to present
LUIS GANOZA DURANT Chief Financial Officer Lima, Peru	Chief Financial Officer of the Company.	N/A
MANUEL RUIZ-CONEJO Vice-President, Operations Lima, Peru	Vice-President, Operations of the Company, August 2011 to present; formerly Vice-President, Project Development, July 2009 to August 2011.	N/A
THOMAS VEHRS Vice-President, Exploration Colorado, USA	Vice-President, Exploration of the Company.	N/A
JOSE PACORA Vice-President, Project Development Lima, Peru

Vice-President, Project Development of the Company, November 2014 to present; Corporate Project Manager of the Company, February  2012 to November 2014; Project Manager of Pan American Silver Peru SAC (mining company), 2000 to January 2012.

N/A

Notes:
(1)	The information as to country of residence, principal occupation, and shares held is not within the knowledge of the management of the Company and has been furnished by the respective individuals
(2)	Member of the Audit Committee of the Company.
(3)	Member of the Compensation Committee of the Company.
(4)	Member of the Corporate Governance and Nominating Committee of the Company.

As at the date hereof, the directors and executive officers of the Company beneficially own or have control or direction over, directly or indirectly, an aggregate of 941,260 common shares of the Company, representing approximately 0.7% of the issued shares of the Company.

Cease Trade Orders or Bankruptcies

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

- 26 -

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer and shareholder.

Penalties or Sanctions

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority other than Simon Ridgway and Mario Szotlender, who are directors of a corporation that, in the past 10 years, had its registration under Section 12(g) of the U.S. Exchange Act revoked by the SEC for failure to keep its filings with the SEC up-to-date.  Upon receipt of the SEC’s notice of proposed revocation, the corporation filed a settlement agreement with the SEC consenting to the revocation as the corporation was dormant at the time.  This corporation filed a registration statement with the SEC in January 2015 to re-register its common shares under Section 12(g) of the U.S. Exchange Act, which became effective in March 2015.  The effectiveness of such registration statement removes the prior restrictions on market participants trading the corporation’s shares in United States markets; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and a director or officer of the Company or any subsidiary.

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110 (the “Instrument”), the Company’s Audit Committee has adopted a written charter (the “Charter”) that sets out its mandate and responsibilities.  The Charter is attached hereto as Schedule “A”.

The Audit Committee is presently comprised of Robert Gilmore, Thomas Kelly and David Farrell.  All members of the Committee are “independent” and “financially literate”, within the meanings given to those terms in the Instrument.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an audit committee member is as follows:

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Audit Committee Member	Education and Experience
Robert Gilmore

Mr. Gilmore is a Certified Public Accountant and independent financial consultant with more than 35 years’ experience working with resource companies.  He is a graduate of the University of Denver with a Bachelor of Science degree in Business Administration, Accounting.  He is Chairman of the Board and a member of the Audit and Compensation Committees of Eldorado Gold Corporation, and is a director and Audit Committee Chairman of Layne Christensen Company.  Mr. Gilmore has also served as Chairman of the Audit Committees of Global Med Technologies, MK Resources, Inc., Frontera Copper Corporation and Ram Power Corporation.

Thomas Kelly

Mr. Kelly has Bachelor and Masters Degrees in Mining Engineering from the Colorado School of Mines and is a Fellow of Aus.IMM and a Registered Member of SME. He has over 35 years of world-wide mineral industry experience including underground and open pit mining, project development, project management, corporate management and consulting services. Mr. Kelly has held senior positions with Freeport-McMoRan Copper & Gold Inc., AMEC Americas, Inca Pacific Resources Inc. and other recognized industry-leading companies. He is a recognized expert in project management/development and is fluent in Spanish.

David Farrell

David Farrell is President of Davisa Consulting, a private consulting firm working with junior to mid-tier global mining companies.  He formerly was Managing Director, Mergers & Acquisitions at Endeavour Financial where he successfully closed over US$25 billion worth of mergers and acquisitions transactions for junior and mid-tier natural resource companies.  Before his 12 years at Endeavour Financial, Mr. Farrell was a lawyer at Stikeman Elliott, working in Vancouver, Budapest and London. He graduated from the University of British Columbia with a B.Comm (Honours, Finance) and an LL.B and was called to the bar in both British Columbia and England. Mr. Farrell is currently a director and member of the audit committee for two other junior public companies. His background has given him the required experience to understand and assess the general application of the accounting principles used by the Company and to understand internal controls and procedures for financial reporting.

The auditors of the Company, Deloitte LLP, obtain, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditors for the coming fiscal year.  If other service requirements arise during the year, the Audit Committee will pre-approve such services at that time, prior to the commencement of such services.  No services were performed by the auditors pursuant to the De-Minimus Non-audit Services exemption contained in the Instrument.

During the Company’s most recently completed fiscal year, the Company’s auditors performed certain non-audit services.  Fees charged (in Canadian dollars) by the auditors during the last two fiscal years are as follows:

	2015	2014
Audit Fees	$661,970	$507,462
Audit-Related Fees	$72,774	Nil
Tax Fees	$129,988	$150,805
All Other Fees	Nil	Nil
	$864,732	$658,267

- 28 -

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements, and review of the interim financial statements and management discussion and analysis.

“Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.

“Tax Fees” are fees for professional services rendered for tax compliance and tax advice on actual or contemplated transactions.

“All Other Fees” are amounts not included in the categories above.

LEGAL PROCEEDINGS

There are no known legal proceedings involving an amount exceeding 10% of the current assets of the Company to which the Company is a party or which any of its properties is the subject during the most recently completed financial year, or any such proceedings known to the Company to be contemplated.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Trust Company, at its offices in Vancouver, BC and Toronto, ON.

MATERIAL CONTRACTS

There are no contracts, other than those herein disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and that were entered into during the most recently completed fiscal year ended December 31, 2015 or before the most recently completed financial year, but are still in effect as of the date of this AIF.

INTERESTS OF EXPERTS

Names of Experts

Eric N. Chapman and Thomas Kelly, each a Qualified Person as defined by NI 43-101, are the authors of the Caylloma Report and the San Jose Report.  In these Reports, the Mineral Resource estimates were prepared under the supervision of Mr. Chapman, and the Mineral Reserve estimate and the Mineral Resource estimate exclusive of Mineral Reserves were prepared under the supervision of Mr. Kelly.

Eric N. Chapman and Edwin A. Gutierrez, each a Qualified Person, supervised the preparation of the updated Mineral Resource and Mineral Reserve estimates for the Caylloma Mine and the San Jose Mine as at December 31, 2015 described in this AIF under the heading “General Development of the Business – Three-Year History and Recent Developments”.

Thomas Vehrs, a Qualified Person, is responsible for ensuring that the technical information contained in this AIF is an accurate summary of the original reports and data provided to or developed by the Company.

Interests of Experts

To the knowledge of the Company, the experts named above did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their reports, other than Thomas Vehrs who currently holds 695,000 shares and 327,092 stock options in the Company.

- 29 -

Deloitte LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com.  Information regarding directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular pertaining to its Annual General Meeting held on June 18, 2015.  Additional financial information is provided in the Company’s audited financial statements for the fiscal year ended December 31, 2015 and the management’s discussion and analysis thereon.

SCHEDULE “A”

FORTUNA SILVER MINES INC.

(the “Company”)

AUDIT COMMITTEE CHARTER

PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors of the Company (the ‘Board”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by the senior officers of the Company (“Management”) and the Company’s internal and external audit process and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board.  In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of Management.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board.  Nothing in this Charter is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole.

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board.  For this purpose, the Audit Committee may consult with Management.

The external auditors shall report directly to the Audit Committee.

Also, the Audit Committee:

a.

recommends to the Board:

i.

whether the current external auditors should be nominated for reappointment for the ensuing year and if applicable, select and recommend a suitable alternative for nomination; and

ii.

the amount of compensation payable to the external auditors;

b.

resolves disagreements, if any, between Management and the external auditors regarding financial reporting;

c.

provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.

takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving any non-audit related services provided by the external auditors to the Company or the Company's subsidiaries, if any;

e.

confirms that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

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f.

reviews the plan and scope of the audit to be conducted by the external auditors of the Company;

g.

reviews and evaluates the performance of the external auditors; and

h.

reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s present and former external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles.  To accomplish this, the Audit Committee:

a.

considers the scope and general extent of the external auditors' review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.

consults with management regarding the sufficiency of the Company's internal system of audit and financial controls, internal audit procedures and results of such audits;

c.

ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.

reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.

reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.

reviews the appropriateness and disclosure of any off-balance sheet matters;

g.

reviews disclosure of related-party transactions;

h.

receives and reviews with the external auditors, the external auditors' audit report and the audited financial statements;

i.

makes recommendations to the Board respecting approval of the audited financial statements;

j.

meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k.

directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.

meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

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Interim Financial Statements

The Audit Committee:

a.

reviews and determines the Company's practice with respect to review of interim financial statements by the external auditors;

b.

conducts all such reviews and discussions with the external auditors and Management as it deems appropriate; and

c.

makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting.  The Audit Committee:

a.

reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.

reviews all of the Company’s public disclosure of financial information extracted from the Company's financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.

reviews material financial risks with Management, the plan that Management has implemented to monitor and deal with such risks and the success of Management in following the plan;

d.

consults annually and otherwise as required with the Company's CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.

obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.

reviews Management's response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by Management;

g.

reviews with Management the Company's compliance with applicable laws and regulations respecting financial reporting matters, and any proposed regulatory changes and their impact on the Company; and

h.

reviews as required with Management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company's Annual Information Form, Information Circular and on the Company's website.

PROCEDURAL MATTERS

The Audit Committee:

a.

invites the Company's external auditors, the CFO, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

b.

reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;

c.

has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

d.

has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;

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e.

has the right to communicate directly with the CFO and other members of Management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

f.

pre-approves non-audit services to be performed by the external auditors.

COMPOSITION

The Audit Committee is composed of a minimum of three directors, all of whom are independent and have relevant skills and/or experience in the Audit Committee's areas of responsibility as may be required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded.

Appointment of Committee Members and Vacancies

Members of the Audit Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board.  The Board fills any vacancy on, or any additional members to, the Audit Committee.

Committee Chair

The Board appoints a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Meetings

The Chair of the Audit Committee or the Chair of the Board or any two of its members may call a meeting of the Audit Committee.  The Audit Committee meets at least four times each fiscal year, and at such other times during each year as it deems appropriate.

Quorum

A majority of the members appointed to the Audit Committee constitutes a quorum.

Notice of Meetings

The Chair of the Audit Committee arranges to provide notice of the time and place of every meeting in writing (including by facsimile) to each member of the Audit Committee at least two (2) business days prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting.  Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  The Chair also ensures that an agenda for the meeting and all required materials for review by the members of the Audit Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Absence of Committee Chair

If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, the other members of the Audit Committee will be chose a Chair to preside at the meeting.

Secretary of Committee

At each meeting the Audit Committee appoints a secretary who need not be a director of the Company.

Attendance of the Company's Officers at Meetings

The Chair of the Audit Committee or any two members of the Audit Committee may invite one or more officers of the Company to attend any meeting of the Audit Committee.

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Delegation

The Audit Committee may, in its discretion and where permitted by National Instrument 52-110 – Audit Committees, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Audit Committee determines its own procedures at meetings and may conduct meetings by telephone and keeps records of its proceedings.

COMPLAINTS

The Audit Committee has established a Whistle Blower Policy which sets out the procedures for:

a.

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.

the confidential, anonymous submission to the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee reviews the Whistle Blower Policy annually.

REPORTING AND ASSESSMENT

The Audit Committee reports to the Board of Directors, and on an annual basis, presents to the Board a Committee Annual Report consisting of the Audit Committee’s review of its charter, the Committee’s and its Chair’s performance over the past year, and any recommendations the Audit Committee makes in respect thereto.